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[VIVENDI LOGO]



     VIVENDI UNIVERSAL EXTENDS DEBT MATURITY AND INCREASES CREDIT FACILITIES
                                BY E1.2 BILLION

PARIS, MAY 13, 2003 - Vivendi Universal (PARIS BOURSE: EX FP; NYSE:V) today announced that it has signed a three-year E2.5 billion bank facility, for which a Memorandum of Understanding was signed on March 17, 2003.

The facility is comprised of two tranches:
- Tranche A: Three-year E1.5 billion revolving credit facility at Euribor plus an annual margin based on Vivendi Universal's ratings. The margin over Euribor will range from 2.75% (B+/B1 our current rating) to 1.00% (BBB/Baa2 or higher).
-        Tranche B: E1.0 billion term loan with a 2.75% margin over Euribor.

The signature of this facility allows Vivendi Universal to make full use of the E1.2 billion raised by the private placement of its seven-year high-yield notes, carried out on April 3, 2003. The release of these funds by the receiver to which they had been assigned was subject to the final establishment of this bank facility.

Vivendi Universal now has available additional facilities of E3.7 billion, with a maturity of three years for the bank debt and seven years for the high-yield notes. These funds will principally be used to reimburse or cancel E2.5 billion of facilities with maturity dates extending to the end of 2004 at the latest:
E1.5 billion of bank debt with less than one year to be repaid and an unused E1 billion credit facility (E500 million due at end of 2003 due at the end of 2003 and E500 million due at the end of 2004) to be cancelled.
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The two transactions enable the company to significantly extend the average maturity of its economic debt and to increase its credit facilities by E1.2 billion.

Important Disclaimer:

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AND REFINANCING STRATEGY AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE OUTSIDE OUR CONTROL, INCLUDING BUT NOT LIMITED TO: THE RISK THAT THE REPAYMENT SCHEDULES OUTLINED ABOVE WILL NOT BE EFFECTED IN THE TIMING SO DESCRIBED; THAT THE EXTENSION OF THE MATURITY OF VIVENDI UNIVERSAL'S INDEBTEDNESS EXPECTED TO BE REACHED AS SET FORTH ABOVE WILL NOT MATERIALIZE IN THE TIMING OR MANNER DESCRIBED ABOVE; AS WELL AS THE RISKS DESCRIBED IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WITH THE FRENCH COMMISSION DES OPERATIONS DE BOURSE. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF DOCUMENTS FILED BY VIVENDI UNIVERSAL WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV OR DIRECTLY FROM VIVENDI UNIVERSAL. VIVENDI UNIVERSAL DOES NOT UNDERTAKE, NOR HAS ANY OBLIGATION, TO PROVIDE UPDATES OR TO REVISE ANY FORWARD-LOOKING STATEMENTS.




CONTACTS:

MEDIA                           INVESTOR RELATIONS
PARIS                           PARIS
Antoine Lefort                  Daniel Scolan
+33 (1) 71.71.1180              +33 (1).71.71.3291
Alain Delrieu                   Laurence Daniel
+33 (1) 71.71.1086              +33 (1) 71.71.1233

+33 (1) 71.71.1086
NEW YORK                        NEW YORK
Anita Larsen                    Eileen McLaughlin
+(1) 212.572.1118               +(1) 212.572.8961